UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 0-23590

CUSIP Number: 65338E105

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I REGISTRANT INFORMATION

Revolution Lighting Technologies, Inc.

Full name of registrant

Nexxus Lighting, Inc.

Former name if applicable

177 Broad Street, 12th Floor

Address of principal executive office (Street and number)

Stamford, CT 06901

City, state and zip code

PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As disclosed in the Current Report on Form 8-K of Revolution Lighting Technologies, Inc. (the “Company”), filed on December 27, 2012, the Company closed its acquisition of Seesmart Technologies, Inc., a Nevada corporation (“Seesmart”) on December 20, 2012. Because the acquisition of Seesmart was consummated near the Company’s fiscal year end, due to the level of significance of Seesmart to the Company as a whole, and due to the management time and attention required to integrate the Seesmart business, the Company has not yet been able to complete its fiscal year end financial statements and cannot file its Annual Report on Form 10-K for its fiscal year ended December 31, 2012 (the “Form 10-K”) within the prescribed time period without unreasonable effort and expense.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles J. Schafer	(203)	504-1161
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revolution Lighting Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:

REVOLUTION LIGHTING TECHNOLOGIES, INC.

April 1, 2013	By:	/s/ Charles J. Schafer
		Name:	Charles J. Schafer
		Title:	President and Chief Financial Officer